NESTLÉ S.A.

07021866

DHL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

March 9, 2007

SUPPL

Ladies and Gentlemen:

Nestlé S.A., a corporation organized under the laws of Switzerland (the "Company") hereby furnishes to the Securities and Exchange Commission (the "SEC"), an updated list (Exhibit) identifying the information referred to in paragraph (b)(1)(i) of Rule 12g3-2 and statements as to when and by whom it is required to be made public, filed with any such exchange, or distributed to security holders. Pursuant to Rule 12g3-2(b)(1)(iv), if any changes occur in the kind of information required to be published under paragraph (b)(1)(ii) of Rule 12g3-2, the Company will furnish a revised list reflecting such changes.

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2719; e-mail : michele.burger@nestle.com), should you have any questions.

Yours sincerely,

Nestlé S.A.

Michèle Burger

Encl.

Exhibit

REPORTING OBLIGATIONS REGARDING THE MAINTENANCE OF LISTING OF THE NESTLÉ S.A. SHARE AT THE SWX SWISS EXCHANGE

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1	***General***			
1.01	Change of name	Within 5 trading days following commercial register entry	- Name old/new; Web address old/new - Ticker symbol old/new; security no./ISIN - Date as of when Exchange modification is to be made - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_namechange_en.html),E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
1.02.	Address change of registered office	Within 5 trading days following commercial register entry	- Name; address; P.O.Box; tel. no.; fax no. - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_headoffice_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.03	Change of auditors	Within 5 trading days following commercial register entry	Name; address; P.O.Box; tel. no.; fax.no. - Reasons why previous auditors were replaced (incl. comments on whether the resignation was announced by the auditors or whether any unresolved differences of opinion between issuer and auditor exist) - Copy of commercial register extract	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_auditor_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.04	Change of balance sheet date (closing of accounts for financial year)	Upon occurrence	- Old/new balance sheet date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
1.05	Changes of contact persons (Chairman, CEO, CFO, Head of Investor Relations, those responsible for fulfilling ad hoc publicity and reporting obligations)	Upon occurrence	- Surname; given name; address; tel.no. direct; fax no. direct; e-mail address direct; e-mail address team	1) SWX: Online-form www.swx.com/contact/admission_reporting_en.html) E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
1.06	Change of the link for registering with the e-mail distribution service pursuant to ref. no. 8 Ad hoc Publicity Directive (push-system)	Upon occurrence	- New link	1) SWX: E-mail (meldepflichten@swx.com) 2) SEC/Citibank
1.07	Change of the path to the folder containing ad hoc notices pursuant to ref. no. 9 Ad hoc Publicity Directive (pull-system)	Upon occurrence	- New link	1) SWX: E-mail (meldepflichten@swx.com) 2) SEC/Citibank
2	***Financial Reporting***			
2.01.	Annual report	Upon publication, at the latest at the end of April of each year	- 1 copy printed	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) SEC/Citibank
			- path to the published financial reports on Nestlé's website	1) SWX: E-mail (meldepflichten@swx.com) 2) SEC/Citibank 3) www.ir.nestle.com (for 5 years)

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
2.02.	Interim financial report	Upon publication, at the latest at the end of August of each year	- 1 copy printed	1) SWX: Mail (SWX Swiss Exchange, GBZ-PUB-MAP, P.O. Box, CH-8021 Zurich) 2) SEC/Citibank
			- path to the published financial reports on Nestlé's website	1) SWX: E-mail (meldepflichten@swx.com) 2) SEC/Citibank 3) www.ir.nestle.com (for 5 years)
3	***(Annual and extraordinary) general meetings of shareholders (GMS)***			
3.01	Date of next GMS	As soon as determined	- Date	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.02	Date of closure of share register	As soon as determined	- Date as of which the share register is closed	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.03	Invitation to GMS	At latest 20 days prior to GMS	- 1 copy of the agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.04	GMS resolutions	At latest 1 day after GMS	- Resolutions adopted as per agenda	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
3.05	Opting-out / opting-up (Arts. 22, 32 SESTA)	At latest 1 day after GMS	- Description of the special clause according to SESTA	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
		Upon amendment of Articles of Association	- Copy of Articles of Association	

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
3.06	Regulations on shares with restricted transferability (Art. 685d ff. CO)	At latest 1 day after GMS	- Description of the restrictions on transferability	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
		Upon amendment of Articles of Association	- Copy of Articles of Association	
4	***Dividend-/ex-dividend trading***			
4.01	-Date of ex-dividend trading -Payment date of dividend	At latest 20 days prior to GMS	- Ex date, payment date - Category of securities - Security no./ISIN - Gross amount payable per equity security - Coupon no. - Any further modalities	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_dividends_en.html), E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
5	***Capital structure***			
5.01	Creation of conditional or authorised capital	Upon amendment of Articles of Association	- Copy of Articles of Association	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.02	Exercise of conditional capital	Monthly, on 1st trading day of the following month (also in case of negative declarations)	- Category of securities - Security no./ISIN - Purpose (pursuant to Articles of Association) - Term to duration of warrant or convertible bonds - Number of outstanding securities - Number of exercised securities - Remaining conditional capital	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_condcapital_en.html) or E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
5.03	Commercial register entry of newly created equity securities from conditional capital	At latest 3 months following close of annual accounts	- Copy of commercial register extract	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
5.04	Capital decrease (in particular, upon repayment of nominal value or cancellation of shares)	Promptly after the 3rd notice of public call for creditors, at latest 1 trading day before the exchange adjustment date	In case of cancellation of shares: - Date as of which exchange adjustment is to be made - New number of outstanding securities In case of repayment of nominal value: Payment date; ex date Category of securities Security no./ISIN Gross amount payable per equity security; coupon no. New number if outstanding securities New / old nominal value - Copies of extract from commercial register and Articles of Association	1) SWX: Online-form (www.swx.com/admission/being_public/reporting/form_capitaldecrease_en.html), E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
5.05	Listed "reserve shares" (Vorratsaktien, actions de réserve): Change in holding	Upon occurrence	- Category of securities - Security no./ISIN - New number of reserve shares	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank
	Documents / Information			
	Documents and information provided to the market (e.g. media releases)	Simultaneously with publication	All documents and information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank

Point	Facts subject to the reporting obligation	Timing of report	Requirements	Manner of Reporting to SWX/to be sent to
Annual list of published information				
	Document containing or referring to all information published during the preceding year	Within 20 business days of the publication of the Management Report	Where the document refers to information it shall at least be stated where the information can be obtained, the date of publication and a short description of the information	1) SWX: Online-form (www.swx.com/contact/admission_reporting_en.html), E-mail (meldepflichten@swx.com) or Fax (+41 58 854 2933) 2) SEC/Citibank 3) www.ir.nestle.com
Management Transactions				
	Management Transactions	Within four trading days of the SWX following the transaction	- Issuer - Name - Transaction date - Type of transaction - Quantity - Price of transaction - Type of security - Security no./ISIN	1) SWX: Online 2) SEC (printout of the SWX publication)
Information regarding equity securities				
	Changes in rights attaching to equity securities	Without delay	Any change in the rights attaching to various classes of equity securities, including changes in the rights attaching to publicly placed derivative securities issued by Nestlé S.A.	1) E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank
Notes, bonds and related guarantees				
	Issuance of notes, bonds and related guarantees	Without delay	Public placements of notes and bonds and any guarantees or security in respect thereof	1) E-mail (zulassung@swx.com) **(official notice)**, no later than 11:00 a.m. on the trading day immediately prior to the desired date of publication 2) SEC/Citibank

END